SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 9)

                       Loctite Corporation
                       -------------------
                        (Name of Issuer)

                  Common Stock, $.01 par value
                  ----------------------------
                 (Title of Class of Securities)

                           540137 10 6
                           -----------
                         (CUSIP Number)


                      Alan Appelbaum, Esq.
               Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                    New York, New York  10006
                         (212) 225-2000
          ---------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 28, 1995
                          -------------
                  (Date of Event which Requires
                    Filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [   ].

     Check the following box if a fee is being paid with the
statement [   ].

                            SCHEDULE 13D

CUSIP NO.  540137 10 6
- ---------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   HC Investments, Inc. 51-0318575
- ---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [   ]
                                                       (b)  [ X ]

- ---------------------------------------------------------------------
3  SEC USE ONLY

- ---------------------------------------------------------------------
4  SOURCE OF FUNDS

   AF, WC
- ---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [   ]

- ---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
- ---------------------------------------------------------------------
7  SOLE VOTING POWER

               11,183,724
NUMBER OF      ------------------------------------------------------
SHARES         8  SHARED VOTING POWER
BENEFICIALLY
OWNED BY          None
EACH           ------------------------------------------------------
REPORTING      9  SOLE DISPOSITIVE POWER
PERSON
WITH              11,183,724
               ------------------------------------------------------
               10 SHARED DISPOSITIVE POWER

                  None
- ---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,183,724
- ---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                          [ X ]

- ---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.6%
- ---------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

CO
- ---------------------------------------------------------------------

     This Amendment No. 9 (this "Amendment") amends and supplements the Schedule 13D filed on June 3, 1985, as previously amended (the "Schedule 13D"), of Henkel Corporation, with respect to the Common Stock, $.01 par value ("Common Stock"), of Loctite Corporation ("Loctite" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

     HCI expended an aggregate of approximately $7,266,000 in connection with its acquisitions, during the past 60 days, of 158,200 shares of Common Stock. The sources of such funds were working capital of HCI, as well as loans from Henkel Corporation from its own working capital.

Item 5.  Interest in Securities of the Issuer.

     (a) - (b) At the date hereof, HCI beneficially owns 11,183,724 shares of Common Stock, representing approximately 31.6% of the 35,377,935 shares of Common Stock outstanding on April 30, 1995, as reported in Loctite's Form 10-Q for the quarterly period ended March 31, 1995. Subject to the limitations of the Agreement and the Rights Agreement, HCI has sole power to vote and to dispose of the shares of Common Stock beneficially owned by it.

     Subject to the limitations of the Agreement and the Rights Agreement, HCI has a right of first refusal with respect to shares of Common Stock representing approximately 10% of the outstanding Common Stock. Henkel disclaims beneficial ownership with respect to all shares of Common Stock subject to the right of first refusal.

     (c) Certain information with respect to each transaction in the Common Stock during the past 60 days is set forth in Exhibit 13 hereto. Except as set forth herein, no transactions in shares of Common Stock were effected during the past 60 days by HCI, or, to the best of its knowledge, by Henkel KGaA, Henkel of America, Inc., Henkel Corporation or any of the other persons listed on Schedules I and II hereto.

Item 7.  Material to be filed as Exhibits.

     Exhibit 13.    Purchases of Common Stock during 60 day
period through July 28, 1995.


                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 1995

                                  HC Investments, Inc.


                                  By:  /Ernest G. Szoke/
                                     ----------------------------
                                      Ernest G. Szoke, Secretary

                          Exhibit Index


Exhibit Number                                      Page Number

Exhibit 1      Stock Purchase Agreement between         *A
               Henkel of America, Inc. and certain
               stockholders of Loctite dated as
               of May 23, 1985

Exhibit 2      Investment Agreement between Henkel      *A
               of America, Inc. and Loctite dated
               May 23, 1985

Exhibit 3      Amendment to Stock Purchase Agreement    *A
               between Henkel Corporation and certain
               stockholders of Loctite dated as of
               October 11, 1985

Exhibit 4      Press Release issued by Henkel KGaA      *B
               on March 19, 1991

Exhibit 5      Press Release issued by Henkel KGaA      *C
               on May 6, 1991

Exhibit 6      Agreement among Frederick B. Krieble,    *D
               Theta and Henkel Corporation dated as
               of January 31, 1992

Exhibit 7      Acknowledgement of Loctite dated         *D
               February 4, 1992

Exhibit 8      Agreement, dated as of April 14, 1994,   *E
               among Henkel KGaA, Henkel Corporation,
               HCI and Loctite

Exhibit 9      Rights Agreement, dated as of            *E
               April 14, 1994, between Loctite and
               The First National Bank of Boston

Exhibit 10     Press Release issued by Henkel KGaA      *E
               on April 14, 1994

Exhibit 11     Purchases of Common Stock from           *E
               March 6, 1992 through April 14, 1994

Exhibit 12     Purchases of Common Stock from           *F
               April 14, 1994 through October 14, 1994

Exhibit 13     Purchases of Common Stock during          7
               60 day period through July 28, 1995



*A Previously filed as an Exhibit to the Schedule 13D on November 6, 1985.

*B   Previously filed as an Exhibit to Amendment No. 3 to the
     Schedule 13D on March 20, 1991.

*C   Previously filed as an Exhibit to Amendment No. 4 to the
     Schedule 13D on May 8, 1991.

*D   Previously filed as an Exhibit to Amendment No. 5 to the
     Schedule 13D on March 2, 1992.

*E   Previously filed as an Exhibit to Amendment No. 7 to the
     Schedule 13D on April 14, 1994.

*F   Previously filed as an Exhibit to Amendment No. 8 to the
     Schedule 13D on October 17, 1994.